Exhibit 99.(h)(11)

Tributary Funds (formerly First Focus)

SCHEDULE I TO THE SERVICES AGREEMENT

•Additions and/or changes are noted in BOLD•

Updated as of June 16, 2011

Fund Company	Fund	Share Class	Qualifying Shares Fee Rate (bps)	Minimum Fee ($)	Effective Date
Tributary Funds Inc	Tributary Balanced Fund	Institutional	40	—	4/17/06
Tributary Funds Inc	Tributary Growth Opportunity Fund	Institutional	40	$2,000	4/17/06
Tributary Funds Inc	Tributary Small Company Fund	Institutional	40	$2,000	6/16/11